SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

636375206

(CUSIP Number)

Mark D. Klein

590 Madison Avenue, 29th Floor
New York, NY 10022

(212) 409-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 636375206	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark D. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 570,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 570,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 636375206	13D	Page 3 of 5 Pages

The following constitutes Amendment No. 3 to the initial Schedule 13D filed by the undersigned on May 5, 2016 (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of 199,335 Shares owned by Mr. Klein is approximately $598,005.00 excluding brokerage commissions. Such Shares were acquired with the personal funds of Mr. Klein. The remaining 570,000 Shares beneficially owned by Mr. Klein are issuable upon the exercise of stock options owned directly by Mr. Klein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by Mr. Klein is based upon 12,440,035 Shares outstanding as of June 30, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

As of the close of business on the date hereof, Mr. Klein beneficially owned 570,000 Shares (consisting of (i) 570,000 Shares issuable upon exercise of vested options held directly by him, and (ii) -0- Shares held by a company controlled by him), constituting approximately 4.5% of the Shares outstanding.

(b) Mr. Klein has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by him.

(c) Schedule A annexed hereto lists all transactions in the Shares by Mr. Klein since the filing of his Amendment No. 2 to the initial Schedule 13D filed by the undersigned on July 22, 2016. All of such transactions were effected in the open market.

CUSIP No. 636375206	13D	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

By:	/s/ Mark D. Klein
Name:	Mark D. Klein

CUSIP No. 636375206	13D	Page 5 of 5 Pages

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial Schedule 13D

Shares of Common Stock (Sold)	Price Per Share	Date of Sale

Mark D. Klein

(14,964)	$3.15	08/12/2016
(100)	$3.10	08/16/2016
(32,800)	$3.10	08/17/2016
(5,250)	$3.12	08/18/2016
(42,955)	$3.12	08/19/2016
(2,216)	$3.12	08/22/2016
(58,567)	$3.12	08/23/2016
(37,830)	$3.12	08/24/2016
(4653)	$3.12	08/25/2016